Confidential treatment has been requested pursuant to Rule 83 for certain parts of this letter. This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance. Asterisks denote such omissions.

August 17, 2007

VIA EDGAR AND FEDERAL EXPRESS

Paul Fischer
Staff Attorney
United States Security and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Ensign Group, Inc. Registration Statement on Form S-1 File No. 333-142897

Dear Mr. Fischer:

        We are in receipt of comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated August 3, 2007 (the "SEC Comment Letter") regarding Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-142897) filed by The Ensign Group, Inc. (the "Registration Statement"). Concurrently herewith, The Ensign Group, Inc. (the "Company" or "Ensign") is filing with the Commission Amendment No. 2 ("Amendment No. 2") to the Registration Statement. The changes made in Amendment No. 2 are principally in response to the Staff's comments as set forth in the SEC Comment Letter and to update information since the Company's previous filing. We are sending three copies of Amendment No. 2 to your attention under separate cover that are marked to show the changes from Amendment No. 1.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of Amendment No. 2. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 2. The midpoint of the price range is being supplementally provided to the attention of Mr. Fischer, subject to a confidential treatment request.

GENERAL

        1.     We note that in July, 2007 you acquired a long-term care facility in Utah. Please clarify your disclosure by briefly explaining how you acquired this facility without any amounts being paid to the prior operators, and without the assumption of assets and/or liabilities.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see the revisions on page 55 and the conforming change throughout Amendment No. 2.

As Medicare and Medicaid certified providers, our operating subsidiaries undergo periodic audits and "probe reviews" by government agents, which can result in recoupments of prior revenue by the government, cause further reimbursements to be delayed or held and could result in civil or criminal sanctions., page 24

        2.     We note your response to prior Comment 19, and your statement that the Company believes that it is unlikely that it could quantitatively disclose an amount of damages from potential false claims that would provide meaningful information to investors. Please revise to indicate the damages paid out as a result of false claims on a retrospective basis for the most recently available fiscal year, if material.

        Response:    Please be advised that the Company has never paid fines, damages or penalties stemming from alleged false claims, nor has it been charged with making a false claim. For this reason, the Company has not included any additional disclosure in Amendment No. 2 in response to the Staff's comment.

Compliance with the regulations of the Department of Housing and Urban Development may require us to make unanticipated expenditures which could increase our costs. - page 35

        3.     We note your response to prior Comment 21. Please revise to indicate the time frame of the HUD appeal with respect to the remaining deficiency. Also, please revise to indicate the extent to which repayment of the HUD mortgage on this facility would impact your cash and financial condition.

        Response:    The Company has not been formally notified as to the timing of the anticipated reinspection by the U.S. Department of Housing and Urban Development's ("HUD") Real Estate Assessment Center. The Company has corrected the remaining deficiencies and has been awaiting reinspection of this facility since August 2006. For this reason, the Company has not disclosed a time frame regarding this matter in Amendment No. 2 in response to the Staff's comment.

        In accordance with the Staff's comments, the Company has revised the disclosure in this risk factor to address the impact that an early repayment of the HUD mortgage would have on the Company. Please see the revisions on page 36 of Amendment No. 2.

Critical Accounting Policies
Revenue Recognition, page 58-59

        4.     We note your response to prior comment 29 and the revised disclosures. Please revise the disclosure to quantify the impact of retroactive adjustments on revenues for each period presented.

        Response:    The Company has revised the disclosure in Critical Accounting Policies, Revenue Recognition, in accordance with the Staff's comments. Please see the revisions on page 59 of Amendment No. 2.

Principal Elements of Executive Compensation, page 108

        5.     We note your response to prior Comment 36. Please clarify what you mean by stating that your executives' compensation "is comparable" to other executives' compensation at similar companies, For example, were your executives' compensation levels comparable to the average compensation paid at those companies? Furthermore, identify the companies that were considered.

        Response:    The Company has revised the disclosure in this section in accordance with the Staff's comments. Please see the revisions on page 111 of Amendment No. 2.

        6.     We note your response to prior Comments 37, 39, 40 and 41. Please further revise your disclosure to explain how the formula based upon annual net income before taxes is calculated. Furthermore, reconcile your disclosure here discussing the additional annual cash bonus paid to your president and chief executive officer at the discretion of the compensation committee based upon its perception that the individual's performance was "satisfactory" with the disclosure in footnote (3) to the summary compensation table which indicates that the additional bonus payouts were based solely on "the attainment of certain pre-established performance criteria."

        Response:    The Company respectfully submits that the executive incentive formulas, which are based upon annual net income before taxes, constitute proprietary and confidential information that, if publicly disclosed, could damage the Company's competitive position in the industry. The Company respectfully submits that because the disclosure of such confidential and proprietary information could result in a competitive disadvantage for the Company, the specific formulas may be omitted from

Amendment No. 2 pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Executives may earn a significant portion of their total compensation under these incentive formulas, and the Company believes that these bonuses have significantly contributed to the Company's success by providing strong incentives for its executives. Public disclosure of this information would harm the Company's ability to compete by revealing to competitors the details of the Company's incentive system, which serves as an essential tool in the Company's efforts to retain talented employees. This bonus information can be used by the Company's competitors in developing their own incentive systems to recruit the Company's key employees. The loss of such employees would have a significant detrimental effect on the Company's ability to achieve its future strategic goals. In addition, the Company has disclosed that historically the Company has increased the level of annual net income before taxes that must be achieved before executives are eligible to earn bonuses that are equal to or greater than bonuses earned in the preceding year. The Company has disclosed this information in order to describe how difficult it will be for each executive to receive a bonus. Please see the disclosure on pages 112 and 114 of Amendment No. 2.

        The Company has revised the disclosure in footnote (3) to the Summary Compensation Table in accordance with the Staff's comments to clarify that although these bonuses are based upon an established and communicated formula based on net income before taxes, the Company's compensation committee has discretion as to whether to award or recommend these bonuses. Please see the revisions on page 117 of Amendment No. 2. The Company believes that it is appropriate to include these bonuses in the non-equity incentive plan compensation column instead of the bonus column because (i) the performance criteria was established in order to serve as incentive for performance to occur over a specified period, (ii) the outcome with respect to the relevant performance target was substantially uncertain at the time the performance target was established, and (iii) the target was communicated to these executives.

        7.     We note your response to prior Comment 42. Clarify how the board used "the relevant market data" to establish their compensation levels. For example, did the board use the market data to benchmark its director compensation levels? Identify the companies that were considered.

        Response:    The Company has revised the disclosure in this section in accordance with the Staff's comments. Please see the revisions on pages 115-116 of Amendment No. 2.

Stack-Based Compensation, pages 61-63
Note 12 — Options and Warrants, pages F-33 - F-37

        8.     We note your response to prior comments 30 and 31. We understand that you will update the disclosure within your Critical Accounting Policies and Note 12 as you finalize your offering price.

        Response:    In order to facilitate the Staff's review of the Amendment No. 2, the Company supplementally advises the Staff that the midpoint of the price range for the initial public offering price is currently estimated to be $**** per share (which will be adjusted pursuant to a proposed stock spilt), based upon input from the underwriters and current market conditions. Given the volatility of the stock market and the uncertainty of the timing of the offering, the Company plans to wait to add the estimated price range for this offering to the Registration Statement until it has a better idea of the timing of the road show. Once the range is finalized, the Company will file an amendment containing the anticipated price range.

        Please note that no further options have been granted since July 26, 2006, and the Company does not anticipate granting options until after it has completed its initial public offering.

        With respect to valuation of previously granted options, please be advised that there were only two groups of options granted in 2006. The following table sets forth below the detailed information for both groups of options granted during 2006, including the grant date, the grantee, vesting terms, the weighted average exercise price, the estimated fair value of the option and the underlying common stock, the total amount of compensation cost and the amount recognized as expense:

Grant Date	No. of Options	Grantee(s)	Vesting Terms	Weighted Average Exercise Price	Stock Price Fair Value	Fair Value of Options	Total Stock Compensation Expense	Stock Compensation recognized in 2006
1/17/2006	22,500	Employees	Vest one fifth on each anniversary of grant date	$7.05	$5.96	$2.51	$56,475	$8,384
7/26/06	663,500	Employees	Vest one fifth on each anniversary of grant date	$7.50	$15.09	$9.69	$6,429,315	$433,370

        As disclosed on page 64 of Amendment No. 2, the exercise price for the foregoing option grants was contemporaneously determined by the Board of Directors of the Company after taking into account the most recent year-end weighted valuation completed by an independent third party. The factors that the Board considered are set forth on page 64 of Amendment No. 2. At the time of the July 2006 option grants, the Company was considering various long-term financing strategies, which included, among other things, a private equity investment, leveraged recapitalization, internal recapitalization, as well as an initial public offering. The decision to pursue an initial public offering was not made until October 2006, and the organizational meeting for the initial public offering did not occur until November 2006.

        In March 2007, a subsequent retrospective valuation was prepared using a similar weighted valuation; however, the March 2007 reflected an increase in the probability of the Company completing an initial public offering. This re-measurement resulted in an increase to the estimated market value of the stock, such that the estimated market value exceeded the exercise price of the options. As a result of the finalized valuations and the adoption of SFAS 123(R), the Company recorded aggregate compensation expense of approximately $0.4 million and $0.5 million during the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

        The significant factors contributing to the difference between the fair value of the stock price in 2006 and the anticipated midpoint of the price range of $**** include the following:

  •
  Acquired Facilities.    Since March 1, 2006, the Company has added an aggregate of 14 facilities located in Texas, Washington, Utah, Idaho, Arizona, and California that it had not operated previously. In the first quarter of 2006, the Company acquired one facility, and three or four facilities per quarter beginning with the second quarter of 2006 through the first quarter of 2007. In addition, in July 2007, the Company entered into an operating lease agreement for a long-term care facility in Utah that offers both skilled nursing and assisted livings services. As a result of this growth strategy; the Company has increased the number of facilities it operates by 33% since March 1, 2006.

  •
  Increased Owned Properties.    The Company increased the number of owned facilities by approximately 190% from eight facilities as of February 28, 2006 to 23 facilities, which included previously operated facilities, as of August 17, 2007.

  •
  Increased Revenue.    The increase in the number of facilities has significantly contributed to the Company's revenue growth in the first six months of 2007. In addition, the Company's revenues grew 19% or $57.7 million when comparing the years ended December 31, 2005 to 2006.

  •
  Increased Dividends.    The Company increased its average quarterly dividends by 23% to $0.04 per share in 2007 as compared to an average of $0.0325 in 2006. Average quarterly dividends for

    2005 were only $0.0255 per share. While the Company does not have a formal dividend policy, it currently expects to continue to pay regular quarterly dividends to its common stockholders.

  •
  Relative Performance of Similar Public Companies.    The overall market valuations for certain key, publicly-traded competitors within the industry have increased since January 2006. Specifically, the market capitalization for Manor Care, National Healthcare and Sun Healthcare, have increased between 38% to 528% from January 1, 2006 to August 13, 2007.

  •
  Elimination of Lack of Marketability.    Historically, the Company's Board of Directors determined the estimated market price contemporaneously to the granting of options based upon the best valuation information available to the Board at the time of grant. Starting in 2004, annual year-end weighted valuations were used by the Board in assessing the estimated market price. These valuations took multiple factors into account including a discount for lack of marketability. In addition to the annual year-end weighted valuations, the Company's Board of Directors determined fair market value contemporaneously with the granting of stock options based on its recent operating performance and a net income multiple derived from the annual weighted valuation analysis. The exercise price was then set equal to the estimated market price as contemporaneously determined by the Board. For the options granted in July 2006, an independent valuation was also performed which produced an estimated market price less than the exercise price. Subsequently, in March 2007, an additional retrospective weighted valuation was performed as a result of the Company's subsequent decision to commence an initial public offering. Unlike the previous valuations, the March 2007 weighted valuation considered, among other factors, the probability of the Company entering the public marketplace in 2007 by removing the discount for lack of marketability and other related discounts. This re-measurement resulted in the adjusted market price exceeding the exercise price.

        Based upon the foregoing factors, the Company believes that significant events have transpired since the 2006 option grants to justify the increase in the estimated market price to the current price range for the initial public offering. Accordingly, the Company respectfully submits that it has appropriately recorded stock-based compensation expense for such options.

        The Company believes that the estimates of the fair value of its common stock at each option grant date occurring prior to its initial public offering were reasonable under the circumstances.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 540-1245. Thank you very much for your assistance with this matter.

Sincerely,
The Ensign Group, Inc.
By:	/s/ GREGORY K. STAPLEY Gregory K. Stapley Vice President and General Counsel